Mail Stop 4561

October 9, 2008

Leo S. Ullman
Chief Executive Officer
Cedar Shopping Centers, Inc.
44 South Bayles Avenue
Port Washington, NY 11050-3765

> **Re: Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30,**
> **2008**
> **File No. 001-31817**

Dear Mr. Ullman:

We have reviewed your response letter dated August 28, 2008, and have the
following additional comment.

Form 10-K

Item 11. Executive Compensation

1.   We note your response to prior comment five and your proposed revised
disclosure (to be used in future filings). However, it is still not clear how your
comparison of AFFO performance targets to actual results resulted in the actual
payouts for each named executive officer. We note your disclosure that "[t]arget
bonuses were established at a percentage of base salary according to the
executive's level of responsibility." Because each of your executive officers
appears to have a different target bonus amount, providing bonus awards on an
aggregate basis is not sufficiently clear. In future filings, please clarify for each
named executive officer the target bonus amount, include a discussion of how
actual AFFO compared to the target AFFO, and discuss how that comparison
resulted in the actual payout amount for each named executive officer. It should
be clear from your narrative disclosure how the amounts listed in your summary
compensation chart were derived.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kristina Aberg, Attorney, at (202) 551-3404, Tom Kluck, Legal Branch Chief, at (202) 551-3233, Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant